UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated October 19, 2020.

TRANSLATION

Buenos Aires, October 19, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF S.A. – Relevant Fact.

Dear Sirs:

The purpose of this letter is to comply with the requirements set forth in Article 23, Chapter VI of the ByMA Listing Regulations.

In that regard, and continuing with our previous communications provided through the financial statements of YPF S.A. (“YPF” or the “Company”), it is informed that the Company has been notified that in the joinder of cases “Transportadora de Gas del Norte S.A. vs / YPF S.A. s / Contract Compliance ” (file number 3793/2009) and “Transportadora de Gas del Norte S.A. vs / YPF S.A. s / Damages and Losses” (file number 7200/2012), which are tried before the Federal Civil and Commercial Court number 11, Secretary number 22, under the purview of Judge (Subrogate) Mr. Marcelo Gota—Secretary Mrs. Laura Sendon, located in Libertad 731, 7°, Autonomous City of Buenos Aires; the lower court issued a decision in which it resolved:

(i)	To declare abstract the claim to fulfill the firm gas transportation agreement (the “Agreement”), filed by Transportadora de Gas del Norte S.A. (“TGN”);

(ii)

To partially grant the claim filed in the case for fulfillment of the Agreement, and order YPF to pay for unpaid invoices, in an amount to be determined by the designated accounting expert at the stage of enforcement of judgment, plus interest and court fees;

(iii)	To admit the claim for damages, and order YPF to pay USD 231,048,177.19, plus interest and court fees.

Furthermore, the court ordered that subsections ii) and iii) shall be complied within a period of 30 days from the date the decision becomes final.

It should be noted that the claim for unpaid invoices corresponds to the period between February 1, 2007 and December 16, 2010, and the claim for damages corresponds to the termination of the Agreement declared by TGN on December 16, 2010, claiming as grounds YPF’s guilt for alleged non-payment of the Agreement invoices.

The Company is analyzing the aforementioned lower court decision and will file all necessary legal remedies to defend its interests in accordance with the applicable legal procedure.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 19, 2020	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer